                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         Novametrix Medical Systems Inc.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                    ----------------------------------------
                         (Title of Class of Securities)

                                   669870-10-7
                    ----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 5 Pages)
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                                               Schedule 13G

CUSIP No. 669870107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William J. Lacourciere
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

BENEFICIALLY OWNED                 5.      SOLE VOTING POWER
BY EACH REPORTING                                     396,638
PERSON WITH

                                   6.      SHARED VOTING POWER
                                                         0

                                   7.      SOLE DISPOSITIVE POWER
                                                      396,638

                                   8.      SHARED DISPOSITIVE POWER
                                                         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  396,638

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

                                         /X/

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.5%

12.      TYPE OF REPORTING PERSON

         IN


                               (Page 2 of 5 Pages)
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                                               Schedule 13G

CUSIP No. 669870107

Item 1(a).                 Name of Issuer

                           The name of the issuer is Novametrix Medical
Systems Inc. ("Novametrix").

Item 1(b).                 Address of Issuer's Principal Executive
                           Offices

                           The principal executive offices of Novametrix
are located at One Barnes Industrial Park Road, Wallingford,
Connecticut 06492.

Item 2(a).                 Name of Person Filing

                           This statement is being filed by William J.
Lacourciere.

Item 2(b). Address of Principal Business Office or, if none, Residence

                           The address of the principal business office of
William J. Lacourciere is One Barnes Industrial Park Road, Wallingford, Connecticut 06492.

Item 2(c).                 Citizenship

                           William J. Lacourciere is a citizen of the
United States.

Item 2(d).                 Title of Class of Securities

                           The securities to which this statement relates are
shares of the common stock, $.01 par value (the "Common Stock"), of Novametrix.

Item 2(e).                 CUSIP Number

                           The CUSIP number of the Common Stock is 669870107.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not applicable.

Item 4.                    Ownership

                           (a)  As of December 31, 1994, William J.
Lacourciere owned beneficially 396,638 shares (the "Shares") of Common Stock.

                           (b)  The Shares represent approximately 6.5%
of the class of Common Stock.



                               (Page 3 of 5 Pages)
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                                               Schedule 13G
CUSIP No. 669870107

                           (c)  As of December 31, 1994, William J. Lacourciere
had sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares. The Shares include 304,078 shares of Common Stock which would result from the exercise of warrants at an exercise price of $.89 per share, 1,000 shares of Common stock which would result from the exercise of Class A Warrants at an exercise price of $4.95 per share, 1,000 share of Common Stock which would result from the exercise of Class B Warrants at an exercise price of $5.85 and 5,035 shares of Common Stock owned through the Novametrix Employee Stock Ownership Plan (the "ESOP"). The Shares do not include 38,889 shares held by the ESOP, with respect to which Mr. Lacourciere, as co-trustee, had shared voting and investment power.


Item 5.                    Ownership of Five Percent or Less of a Class

                           Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not applicable.

Item 8.                    Identification and Classification of Members

                           Not applicable.

Item 9.                    Notice of Dissolution of Group

                           Not applicable.

Item 10.                   Certification

                           Not applicable.



                               (Page 4 of 5 Pages)
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                                               Schedule 13G

CUSIP No. 669870107

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1996

                                                   /s/ William J. Lacourciere
                                                 ------------------------------
                                                     William J. Lacourciere




                               (Page 5 of 5 Pages)